CORUS ENTERTAINMENT INC.

NOTICE AND
MANAGEMENT INFORMATION CIRCULAR

FOR THE
ANNUAL MEETING
OF SHAREHOLDERS
DECEMBER 10, 2002

CORUS ENTERTAINMENT INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

DECEMBER 10, 2002

MANAGEMENT INFORMATION CIRCULAR

PROXY SOLICITATION

      This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of management of CORUS ENTERTAINMENT INC. (the “Corporation” or “Corus”) for use at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held at 11:00 a.m. (Calgary time) on December 10, 2002 at The Metropolitan Centre, Metropolitan Ballroom, 333 Fourth Avenue S.W., Calgary, Alberta, or any postponement(s) or adjournment(s) thereof, for the purposes set forth in the accompanying Notice of Meeting. Except as otherwise stated, the information contained herein is given as of November 1, 2002. This solicitation is made by management of the Corporation. All sums are expressed in Canadian dollars.

      The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid. The cost of preparing, assembling and mailing this Circular, the notice of meeting, the form of proxy and any other material relating to the Meeting has been or will be borne by the Corporation.

APPOINTMENT OF PROXIES

      The persons named in the enclosed form of proxy are officers of the Corporation and will represent management of the Corporation at the Meeting. A shareholder desiring to appoint some other person to represent him or her at the meeting may do so either by inserting the name of such other person, who need not be a shareholder, in the space provided in the form of proxy and striking out the names of the specified persons, or by completing another form of proxy. In either case, the shareholder must deliver or send the form of proxy to Proxy Department, CIBC Mellon Trust Company, 200 Queen’s Quay East, Unit 6, Toronto, Ontario M5A 4K9 so that it will be received not later than 48 hours (excluding Saturdays and holidays) before the time fixed for the meeting or an adjournment or postponement thereof, but prior to the use of the proxy at the meeting or an adjournment or postponement thereof.

REVOCATION OF PROXIES

      A shareholder who has submitted a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized in writing and deposited with the Corporation, as the case may be, at any time up to and including the last business day preceding the date of the Meeting or with the Chairman of the Meeting on the date of the Meeting prior to the commencement of the Meeting and upon either of such deposits the proxy is revoked. A proxy may also be revoked if a shareholder personally attends the Meeting and votes his or her shares, or in any other manner permitted by law.

VOTING OF PROXY

      The management representatives designated in the enclosed forms of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the share will be voted accordingly. In the absence of such directions, it is intended that such shares will be voted FOR the adoption of all resolutions referred to in the Notice of Meeting, including the fixing of the number of directors at 12, the election of directors, the appointment of auditors, authorization of the directors to fix the remuneration of such auditors and the approval of the amendment to the stock option plan of the Corporation.

      The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgment with respect to the shares represented by such proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

      Only the holders of Class A Participating Shares (“Class A Shares”) of the Corporation of record at the close of business on October 31, 2002, the record date fixed by the directors of the Corporation, will be entitled to vote on all matters at the Meeting. Each holder of Class A Shares is entitled to one vote for each such share held. As at October 31, 2002, there were 1,794,712 Class A Shares and 40,846,420 Class B Non-Voting Participating Shares (“Class B Non-Voting Shares”) outstanding. The Class B Non-Voting Shares are publicly traded on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange.

      As at October 31, 2002, the only person or corporation who, to the knowledge of the Corporation, its directors or officers, owns beneficially, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of the voting securities of the Corporation is JR Shaw, who beneficially owns, controls or directs 1,449,342 Class A Shares, which amount represents approximately 81% of the issued and outstanding Class A Shares. JR Shaw, members of his family and corporations owned and/or controlled by him have entered into a Voting Trust Agreement relating to all Class A Shares of the Corporation they own and/or control. The voting rights with respect to such shares are exercised by the representative of a committee of three trustees. The representative of the trustees will vote for the adoption of all the resolutions referred to in the Notice of the Meeting, including the fixing of the number of directors at 12, the election of directors, the appointment of auditors and their remuneration and the approval of the amendment to the stock option plan of the Corporation.

RESTRICTIVE SHARES

      Holders of Class B Non-Voting Shares are not entitled to vote at meetings of shareholders of the Corporation except as provided by law and will not be entitled to vote on any matter at the meeting. In certain circumstances, if a take-over bid is made for the Class A Shares of the Corporation, a holder of Class B Non-Voting Shares may, at his or her option, convert any or all Class B Non-Voting Shares then held by such holder into Class A Shares on the basis of one Class A Share for each Class B Non-Voting Share so converted during a specified period of time. Under the Corporation’s Articles, the Corporation is required to give notice of the occurrence of an event entitling the holders of Class B Non-Voting Shares to exercise such conversion right not later than 14 days prior to the expiry of the period relating to such event.

EXECUTIVE COMPENSATION

Compensation of Directors

      Non-executive directors of the Corporation are remunerated for their services as directors as follows:

Annual retainer	$12,000
Fee per meeting attended	$1,500
Committee Meeting	$1,000
Committee Chairman Retainer	$2,500

      During the fiscal year ended August 31, 2002, the Corporation paid a total of $109,500 to nine directors for their annual retainer and a total of $80,000 to nine directors for the attendance at meetings of the Board of Directors of the Corporation (the “Board”) or its Committees.

      On July 26, 2001 the Board adopted a deferred share unit plan effective September 1, 2001 for the directors of the Corporation. The purpose of the plan is to promote a greater alignment of interests between the individual director and the shareholders of the Corporation. Under the terms of the plan each director may have his or her annual retainer and attendance fee paid entirely in cash or 50% in deferred share units of the Corporation

(“DSU’s”) and 50% in cash or entirely in DSU’s. The deferred share units are redeemable when the director ceases to be a director of the company.

      DSU’s are granted to director’s who participate in the plan on a quarterly basis. The number of DSU’s that a director is entitled to receive in any particular quarter is based upon the percentage that the director has elected to receive in DSU’s multiplied by one quarter of such director’s annual retainer and attendance fees divided by the closing price on the TSX of the Class B Non-Voting Shares on the last trading day of the preceding fiscal quarter. The value of a DSU when converted to cash, is equivalent to the market value of Class B Non-Voting Shares at the time the redemption takes place. DSU’s attract dividends in the form of additional DSU’s at the same rate as dividends on Class B Non-Voting Shares. A director cannot convert DSU’s to cash until the director ceases to be a member of the Board, an employee, and an officer of the Corporation and its affiliates.

Executive Compensation

      The following table sets forth the compensation of the Chief Executive Officer of Corus and the four other most highly compensated executive officers of Corus (collectively, the “Named Executive Officers”) for the three most recently completed financial years of the Corporation.

Summary Compensation Table

						Long-Term Compensation
		Annual Compensation				Awards

					Other Annual	Securities		All Other
Name and		Salary	Bonus(1)		Compensation(2)	Under	SARs	Compensation(4)
Principal Position	Year	($)	($)		($)	Options(3)	Granted	($)

John M. Cassaday	2002	700,000	589,050		111,269	100,000	Nil	13,500
President and Chief	2001	700,000	561,750		121,466	71,740	Nil	13,500
Executive Officer	2000	700,000	Nil	(5)	132,286	283,800	Nil	13,500

Heather A. Shaw	2002	500,000	Nil		52,930	70,000	Nil	13,500
Executive Chair	2001	500,000	Nil		74,378	51,240	Nil	13,500
	2000	500,000	Nil	(5)	73,276	202,700	Nil	13,500

Paul W. Robertson	2002	400,000	207,025		—	30,435	Nil	13,500
President, Television	2001	350,000	265,200		—	30,000	Nil	13,500
	2000	340,000	100,000	(5)	—	45,000	Nil	13,500

Michael Hirsh(6)	2002	450,000	Nil		62,000	34,239	Nil	13,500
Chief Executive Officer	2001	450,000	42,187		69,500	75,000	Nil	13,500
Nelvana Limited

Thomas C. Peddie	2002	375,000	196,350		—	30,000	Nil	13,500
Senior Vice President &	2001	350,000	195,500		—	30,000	Nil	13,500
Chief Financial Officer	2000	300,000	Nil		—	45,000	Nil	13,500

Notes:

(1)	Bonuses paid during a fiscal year relate to performance during the preceding fiscal year. Bonuses for the fiscal year ended August 31, 2002 will be paid during the fiscal year ending August 31, 2003.

(2)	Excludes perquisites and other benefits because such compensation did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers.

(3)	See table under “Options Granted During Year Ended August 31, 2002”.

(4)	Represents amounts set aside to provide benefits under Corus’ pension plans. See “Pension Plans” below.

(5)	Does not include proceeds received from the exercise of warrants to purchase shares of the At Home Corporation which were issued to the Named Executive Officer during his or her employment at Shaw.

(6)	Mr. Hirsh joined Corus on November 15, 2000. The salary and benefits figures represent annual compensation.

Long-Term Incentive Plans

      There were no payouts to any of the Named Executive Officers during the financial year ended August 31, 2002 under any arrangement of the Corporation which would constitute a long-term incentive plan.

Stock Option Plan

      The Board adopted a proposed stock option plan (the “Stock Option Plan”) on November 23, 1999 which was ratified by the Shareholders of the Corporation at the 2000 annual meeting. Under the Stock Option Plan, options (“Options”) to purchase Class B Non-Voting Shares may be granted from time to time by the directors of the Corporation to directors, officers and employees of and consultants to the Corporation and its subsidiaries (collectively, the “Participants”).

      The Stock Option Plan is administered by the Board and the Options may not have terms exceeding 10 years from the date of grant. Unless otherwise determined by the Board, the Options are not immediately exercisable, but rather 25% of the original grant is exercisable on each of the first, second, third and fourth anniversary of the date of grant. The Options must be issued at not less than their fair market value on the trading day immediately preceding the date on which the Option is granted. The fair market value is the closing price of the Class B Non-Voting Shares on the TSX on the trading day immediately preceding the date on which the Option is granted or, if such shares are not then listed and posted for trading on the TSX, such other exchange or published market selected by the Board upon which the Class B Non-Voting Shares may be listed and posted for trading. If the Class B Non-Voting Shares did not trade on such date, then the fair market value will be the closing price of the Class B Non-Voting Shares on the relevant exchange on the last previous day on which a sale is reported. The current maximum number of Class B Non-Voting Shares issuable under the Stock Option Plan may not exceed 2,852,670 Class B Non-Voting Shares and is limited to 10% of the number of Class B Non-Voting Shares outstanding at the date of the grant on a non-diluted basis, and the aggregate number reserved for issuance to any one person shall not exceed 5% of the number of Class B Non-Voting Shares outstanding as of the date of the grant.

      It is the recommendation of the Board that the Stock Option Plan be amended (the “Stock Option Plan Amendment”) to increase the maximum number of Class B Non-Voting Shares of the Corporation that may be reserved for issuance pursuant to the Stock Option Plan from 2,852,670 to 4,084,642 and is limited to 10% of the number of Class B Non-Voting Shares outstanding at the date of the grant on a non-diluted basis. See below under “Matters to Be Acted Upon at the Meeting — Approval of Stock Option Plan Amendment” for a complete description. As at October 31, 2002, 3,154,038 Class B Non-Voting shares have been issued pursuant to the exercise of options of which 301,368 are conditional upon approval by the shareholders of the amendment to increase the number of options available under the plan.

Options Granted During Year Ended August 31, 2002

      The following table sets out Options to purchase Class B Non-Voting Shares granted by the Corporation to the Named Executive Officers during the year ended August 31, 2002:

Option Grants During the Financial Year Ended August 31, 2002

				Market Value of
		% of Total		Securities
	Securities/	Options		Underlying
	SARs	Granted to		Options/SARs
	Under Options	Employees in	Exercise or	on the Date of
	Granted	Financial Year	Base Price	Grant
Name	(#)	(%)	($/Security)	($/Security)	Expiration Date

John M. Cassaday	100,000	10.8	29.87	29.87	Sept. 1, 2006

Heather A. Shaw	70,000	7.5	29.87	29.87	Sept. 1, 2006

Paul W. Robertson	30,435	3.3	29.87	29.87	Sept. 1, 2006

Michael Hirsh	34,239	3.7	29.87	29.87	Sept. 1, 2006

Thomas C. Peddie	30,000	3.2	29.87	29.87	Sept. 1, 2006

      The following table indicates the Options exercised during the financial year ended August 31, 2002 by each of the Named Executive Officers and the value of Options unexercised at financial year end:

Aggregate Options Exercised During the Financial Year

Ended August 31, 2002 and Option Values as at August 31, 2002

					Value of Unexercised
			Unexercised		In-the-Money
			Options as at		Options as at
			Financial Year Ended		Financial Year Ended
	Securities		August 31, 2002		August 31, 2002(1)
	Acquired	Aggregate	(#)		($)
	On	Value
	Exercise	Realized		Non-		Non-
Name	(#)	($)	Exercisable	Exercisable	Exercisable	Exercisable

John M. Cassaday	Nil	Nil	159,835	295,705	Nil	Nil

Heather A. Shaw	Nil	Nil	114,160	209,780	Nil	Nil

Paul W. Robertson	Nil	Nil	30,000	75,435	Nil	Nil

Michael Hirsh	Nil	Nil	18,750	90,489	Nil	Nil

Thomas C. Peddie	Nil	Nil	30,000	75,000	Nil	Nil

Note:

(1)	Based upon the closing price of the Class B Shares on the TSX on August 30, 2002 of $20.25 per Class B Non-Voting Share.

Employee Share Purchase Plan

      An employee share purchase plan (the “ESPP”) was introduced by the Corporation to provide employees of the Corporation with an incentive to increase the profitability of the Corporation and a means to participate in that increased profitability. Generally, all non-unionized full-time employees of the Corporation and certain of its subsidiaries are eligible to enrol in the ESPP. Officers of the Corporation, including the Named Executive Officers, are entitled to participate in the ESPP on the same basis as all other employees of the Corporation.

      Under the ESPP, each employee contributes, through payroll deductions, a minimum of $25.00 per semi-monthly pay period or $50.00 per monthly pay period to a maximum of 5% of the participant’s monthly basic compensation. The Corporation contributes an amount equal to 25% of the participant’s contributions for that month. CIBC Mellon Trust Company, as trustee under the ESPP, acquires Class B Non-Voting Shares for the benefit of participants through the facilities of the TSX using monies contributed to the ESPP. A participant may withdraw up to 100% of the shares vested in his or her account up to twice in any 12-month period without penalty.

Pension Plan

      The Corporation provides all employees with a defined contribution pension plan (also known as a money purchase plan). Under this plan, the Corporation makes annual contributions equal to 5% of each employee’s annual salary to a maximum contribution in the 2002 fiscal year of $13,500. Funds are accumulated under the employee’s name and used on retirement to purchase one of several types of annuity at the option of the employee. Contributions on behalf of the Named Executive Officers are included in “All Other Compensation” in the Summary Compensation Table.

Employment Agreements

      Corus entered into a new three year employment agreement effective September 1, 2002 with John Cassaday. The agreement provides for certain revenue payments in the event of termination of Mr. Cassaday’s services for reasons other than cause or for a change of control equal to two times his salary and targeted bonus at 90% of his annual salary. Corus also entered into an agreement with Michael Hirsh on September 17, 2000 confirming that he would continue to hold the office of Chief Executive Officer of Nelvana Limited and extending the term of his employment to August 31, 2003.

Human Resources Committee

      The Human Resources Committee is comprised of two outside and unrelated directors, Dennis M. Erker and Catherine Roozen and one inside director, Heather Shaw. The Committee has the responsibility of annually setting and approving the compensation package for the Executive Chair and Chief Executive Officer and for annually reviewing and approving the compensation packages for senior management of the Corporation. The Human Resources Committee also reviews and approves changes to the Corporation’s compensation policies in respect of matters such as Pension Plans, Employee Benefit Plans and the structure and granting of stock options. Lastly, the Human Resources Committee approves the lateral appointment of senior management recruited from outside the Corporation, as well as the promotion of senior management within the Corporation.

Report on Executive Compensation

Salaries and Bonus

      Base salary levels for all executive officers (including the Executive Chair and Chief Executive Officer) are based upon performance and in relation to comparable positions within the industry and markets in which the Corporation operates, and are intended to achieve the following objectives:

1.	to attract and retain executives and senior management required for the success of the Corporation;

2.	to motivate performance;

3.	to provide fair and competitive compensation commensurate with an individual’s experience and expertise; and

4.	to reward individual performance and contribution to the achievement of the Corporation’s objectives.

      The total compensation of each of the Corporation’s executives is generally comprised of a base salary and annual short-term and long-term incentive awards. Short-term awards are paid as cash bonuses and long-term awards are made through grants of stock options. The amounts payable under the short-term incentive plans are based on a percentage of an executive’s base salary within a range of 10% and 90%. Generally, the value of long-term stock option award targets are higher as a percentage of base salary than short-term cash awards.

      The amount of short-term awards payable is tied to the profit performance of the individual business units and the Corporation as a whole and each executive meeting his or her personal performance objectives, with the achievement of corporate performance and personal objectives having 75% and 25% weightings in the calculation of bonus entitlements, respectively. Long-term incentive awards are granted annually with the target award set as a percentage of the executive’s salary based on corporate performance and the achievement of personal performance objectives in the previous fiscal year. The Corporation does not take into account the amount or terms of previously issued options when determining whether and how many stock options will be granted to executive officers in each year. There is no set percentage weighting of corporate versus personal objectives in the determination of long-term incentive awards. The importance of these factors is left to the discretion of the Human Resources Committee which may vary their relative weightings for each executive from year to year. The size of the grant is based on the Black-Scholes formula for valuing stock options and is approved by the Human Resources Committee.

      The base salaries for the Executive Chair and the Chief Executive Officer are determined in the same manner as that of all other executives. The short-term and long-term components of Mr. Cassaday’s incentive compensation were determined in accordance with his employment contract which generally reflects the same principles applicable to other executives in the determination of incentive compensation awards. The Corporation has targeted its base salary levels for all executives, including the Executive Chair and the Chief Executive Officer, at approximately the 50th percentile of companies within its comparison group while total compensation (including base salary) is targeted to be at approximately the 75th percentile.

      Submitted on behalf of the Human Resources Committee:

Dennis M. Erker Catherine Roozen Heather A. Shaw

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

      Certain officers of the Corporation are currently indebted to the Corporation in connection with the purchase of Class B Non-Voting Shares, Corus Senior Subordinate notes and relocation housing loans. The loans granted by the Corporation to such officers do not bear interest. The Corporation has either obtained a mortgage on the personal residence of each such officer in the full amount of the loan to such officer as security for such indebtedness or retained a promissory note and the relevant Class B Non-Voting Shares as security against the indebtedness. The aggregate amount of such indebtedness as of the date hereof was $4,723,000. Except for routine indebtedness, no other director or officer of the Corporation is or has been indebted to the Corporation. The following table sets forth details of such indebtedness to Corus.

		Financial Assisted Securities
		Purchased During The Fiscal Year			Other Indebtedness

		Amount	Largest		Amount	Largest
		Outstanding	Amount		Outstanding	Amount
		as at	Outstanding		As at	Outstanding
	Involvement of	August 31,	During Fiscal		August 31,	During Fiscal
	Corporation or	2002	2002	Security for	2002	2002
Name and Principal Position	Subsidiary	($)	($)	Indebtedness	($)	($)

Heather Shaw Executive Chair	Lender	[Nil]	[Nil]	Residential Mortgage(3)	1,588,000	1,612,000
John Cassaday President and Chief Executive Officer	Lender	400,000	400,000	Senior Subordinated Notes(1)	690,000	690,000
Paul Robertson President, Television	Lender	600,000	600,000	Class B Non-Voting Shares and Promissory Note(2)	[Nil]	[Nil]
Bryan Ellis Executive Vice President, Special Projects, Nelvana	Lender	100,000	100,000	Class B Non-Voting Shares and Promissory Note(2)	[Nil]	[Nil]
Thomas Peddie Senior Vice President and Chief Financial Officer	Lender	560,000	560,000	Class B Non-Voting Shares and Promissory Note(2)	[Nil]	[Nil]
James Johnston General Manager, Corus Radio Toronto	Lender	285,000	285,000	Class B Non-Voting Shares and Promissory Note(2)	[Nil]	[Nil]
Hal Blackadar Vice President, Human Resources	Lender	100,000	100,000	Class B Non-Voting Shares and Promissory Note(2)	[Nil]	[Nil]
Doug Rutherford General Manager, Edmonton Radio	Lender	125,000	125,000	Class B Non-Voting Shares and Promissory Note(2)	[Nil]	[Nil]

Financial Assisted Securities
		Purchased During The Fiscal Year			Other Indebtedness

		Amount	Largest		Amount	Largest
		Outstanding	Amount		Outstanding	Amount
		as at	Outstanding		As at	Outstanding
	Involvement of	August 31,	During Fiscal		August 31,	During Fiscal
	Corporation or	2002	2002	Security for	2002	2002
Name and Principal Position	Subsidiary	($)	($)	Indebtedness	($)	($)

Chris Pandoff Vice President, Sales, Corus Radio	Lender	275,000	275,000	Class B Non-Voting Shares and Promissory Note(2)	[Nil]	[Nil]

Notes:

(1)	The loan has a 10 year term from December 1, 2001 with annual instalments of the greater of 10% of the original principal or 10% of the employees short term incentive bonus and is secured by Corus 8 3/4% Senior Subordinated Notes due 2012.

(2)	The loan has a 10 year term from December 1, 2001 with annual instalments of the greater of 10% of the original principal or 10% of the employees short term incentive bonus.

(3)	Secured by a residential mortgage and Class B non-voting shares and is repayable in 2007.

PERFORMANCE GRAPH

      The Class B Non-Voting Shares of the Corporation have been listed and posted for trading under the symbol “CJR.B” on the TSX since September 3, 1999. The following chart compares the cumulative total shareholder return of $100 invested in Class B Non-Voting Shares of the Corporation on September 1, 1999 with the cumulative total shareholder return of the S&P/TSX Composite Index for the period September 1, 1999 to August 31, 2002 (assuming reinvestment of dividends of which there were none).

Total Return Performance Corus v S&P/ TSX Composite Index

Sept. 1, 1999 — Aug. 31, 2002

	Sept. 1/99	Feb. 29/00	Aug. 31/00	Feb. 28/01	Aug. 31/01	Feb. 28/02	Aug. 31/02

Corus	100	194	225	189	155	168	105
TSX	100	131	161	116	106	109	95

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

      Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation.

      The Board believes that its commitment to sound corporate governance practices is in the interest of its shareholders and contributes to effective and efficient decision making. The TSX Committee on Corporate Governance has issued a series of guidelines (the “TSX Guideline”) for effective corporate governance. The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. A company listed on the TSX is required to disclose annually its approach to corporate governance with reference to the guidelines and the TSX Guideline. See Schedule A which details the corporate governance practices of the Corporation.

PARTICULARS OF OTHER MATTERS

      Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy

MATTERS TO BE ACTED UPON AT THE MEETING

Number of Directors

      The Articles of the Corporation provide for a minimum of three and a maximum of 15 directors. It is proposed that the number of directors to be elected at the meeting be fixed at 12. Management recommends voting in favour of the fixing of the number of directors at 12. Unless specified in a form of proxy that the Class A Shares represented by the proxy shall be voted otherwise, the management representatives designated in the enclosed form of proxy intend to vote FOR the fixing of the number of directors at 12.

Election of Directors

      The 12 persons listed below be nominated for election as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Management recommends voting in favour of each nominee. Unless specified in a form of proxy that the Class A Shares represented by the proxy shall be voted otherwise, the management representatives designated in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set out below.

      The term of office for each person will be until the next annual meeting or until his or her successor is elected or appointed. In the event that prior to the meeting any of the nominees listed below decline, or are unable, to stand for election as directors, it is intended that discretionary authority shall be exercised to vote the proxy hereby solicited (unless otherwise directed as aforesaid) for the election of any other person or persons as directors. Management is not now aware that any of such nominees would be unwilling or unable to serve as a director if elected.

      The following table sets out the names and present principal occupation of the persons proposed to be nominated for election as directors, the positions held by them with affiliated corporations, the date on which each became a director of the Corporation and the approximate number of shares of the Corporation beneficially owned or controlled by each of them as of November 1, 2002:

			Shares
			Owned/Controlled(1)
		Principal Occupation, Positions and
Name and Municipality of Residence	Director Since	Significant Affiliations	Class A	Class B

PIERRE BÉLAND Montreal, Quebec	July 2002	President, Metromedia Plus	Nil	6,000
JOHN M. CASSADAY(3) Toronto, Ontario	September 1999	President and Chief Executive Officer, Corus Entertainment	Nil	222,801
DENNIS M. ERKER(3)(4) Edmonton, Alberta	September 1999	Partner, The FE Advisory Group (a financial and estate planning company)	1,225	25,598
CLINTON C. FORSTER(5) Victoria, British Columbia	September 1999	President, Forvest Investments Inc. (an investment company)	Nil	203,333
DAVID A. JENSEN(2) Englewood, Colorado	July 2000	Vice President, Liberty Media	Nil	Nil
DAVID KOFF Englewood, Colorado	December 2001	Senior Vice President, Liberty Media	Nil	Nil

			Shares
			Owned/Controlled(1)
		Principal Occupation, Positions and
Name and Municipality of Residence	Director Since	Significant Affiliations	Class A	Class B

WENDY A. LEANEY(2)	July 2000	President, Wyoming Associates Ltd.	Nil	1,783
DOROTHY ZOLF MCDONALD, PHD (5) Toronto, Ontario	September 1999	Corporate Director, former Associate Professor, Graduate Program in Communication Studies, University of Calgary and Visiting Professor University of Alberta	Nil	3,500
CATHERINE ROOZEN(4) Edmonton, Alberta	July 2001	Vice President, Cathton Holdings (an investment holding company)	171,666	405,654
TERRANCE E. ROYER(2)(3) Calgary, Alberta	September 1999	Executive Vice Chairman, Royal Host Corp. (a hotel management company)	Nil	5,716
HEATHER A. SHAW(3)(4) Calgary, Alberta	September 1999	Executive Chair, Corus Entertainment	1,332	20,900
JULIE M. SHAW(5) Calgary, Alberta	September 1999	Director of Facilities, Shaw Communications Inc. and Secretary, Shaw Foundation	1,332	2,258

Notes:

(1)	The information as to the shares beneficially owned, or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2)	Member of the Corporation’s Audit Committee.

(3)	Member of the Corporation’s Executive Committee.

(4)	Member of the Corporation’s Human Resources Committee.

(5)	Member of the Corporation’s Corporate Governance Committee.

     Each director of Corus has been engaged for more than five years in his or her principal or prior occupation, as the case may be, except as follows: prior to July 2002 Pierre Béland was President Corus Radio Quebec and President of Metromedia CMR Broadcasting Inc.; prior to September 1999, John M. Cassaday was President and Chief Executive Officer, Shaw Media; prior to January 1999, Terrance E. Royer was President and Chief Executive Officer of Royco Hotels and Resorts Ltd.; prior to September 1999, Heather A. Shaw was President, DMX Canada and Shaw Advertising Services.

      The directors and senior officers of the Corporation beneficially own, directly or indirectly, or exercise control or direction over 9.78% of the issued and outstanding Corus Class A Shares and 3.00% of the issued and outstanding Class B Non-Voting Shares.

      Corus has purchased an insurance policy for its directors and officers and for the directors and officers of its controlled subsidiaries which covers any liability incurred by them while acting in their capacity as such in respect of wrongful acts, errors or omissions. The aggregate policy limit in fiscal 2002 was U.S.$50 million with a corporate retention limit of U.S.$100,000. The annual premium is approximately U.S.$120,000.

Appointment of Auditors

      Management proposes to nominate Ernst & Young LLP, Chartered Accountants, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. Ernst & Young LLP have been auditors of the Corporation since its inception and no portion of their annual fees are for consulting services. It is intended that, on any ballot that may be called for relating to the appointment of auditors, the Class A Shares represented by proxies in favour of management nominees will be voted FOR the appointment of Ernst & Young LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders, unless authority to do so is withheld.

Approval of Stock Option Plan Amendment

      The Board has determined that the Stock Option Plan is in the best interests of the Corporation and its shareholders. At the Meeting, holders of Class A Shares will be asked to consider an ordinary resolution (the “Stock Option Plan Amendment Resolution”) to approve the Stock Option Plan Amendment to increase the maximum number of Class B Non-Voting Shares issuable under the Stock Option Plan from 2,852,670 to 4,084,642 and is limited to 10% of the number of Class B Non-Voting Shares outstanding at the date of the grant on a non-diluted basis. To be effective, the majority of the votes cast by the Holders of Class A Shares must be cast in favour of the Stock Option Plan Amendment Resolution. If such Resolution is approved, the number of Class B Non-Voting Shares available for future issuances under the Stock Option Plan will be 4,084,642.

      Therefore, at the Meeting, the holders of Class A Shares will be asked to consider, if deemed appropriate, adopt the following resolution:

      “BE IT RESOLVED THAT:

1.	The Stock Option Plan of the Corporation is hereby amended by deleting “2,852,670” from Section 4 and substituting “4,084,642” therefore.

2.	Any officer or director of the Corporation is hereby authorized and directed on behalf of the Corporation to execute and deliver all such documents and to do all such acts as maybe necessary or desirable to give effect to this resolution.”

      Unless specified in a form of proxy that the Class A Shares represented by the proxy shall be voted against the Stock Option Plan Amendment Resolution, it is the intention of the persons designated in the enclosed form of proxy to vote FOR the Stock Option Plan Amendment Resolution.

2003 SHAREHOLDER PROPOSALS

      Shareholder proposals must be submitted no later than September 11, 2003 to be considered for inclusion in next year’s Management Proxy Circular for the purposes of the Corporation’s 2003 Annual Meeting of Shareholders.

ADDITIONAL INFORMATION

      Corus will provide to any person or company, upon written request to the Vice President, Communications, of the Corporation, a copy of:

(a)	its latest Annual Information Form, together with one copy of any document or pertinent pages of any documents incorporated therein by reference;

(b)	its comparative financial statements for the year ended August 31, 2002, together with the report of its auditors thereon, and any interim statements filed subsequently; and

(c)	its Notice and Management Information Circular for its last Annual Meeting of Shareholders.

CERTIFICATE

      The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board.

Toronto, Ontario, November 1, 2002.

By Order of the Board of Directors

JOHN M. CASSADAY
President and Chief Executive Officer

Schedule A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

      The Board of Directors of the Corporation (the “Board”) endorses the principle that sound corporate governance practices (“Corporate Governance Practices”) are important to the proper functioning of the Corporation and the enhancement of the interests of its shareholders. The Corporation’s Corporate Governance Practices are summarized below, indicating where appropriate, by means of footnotes, the number of the corporate governance guideline adopted by The Toronto Stock Exchange (“TSX Guideline”). This statement of Corporate Governance Practices was prepared by the Corporate Governance Committee of the Board and approved by the Board.

      In this statement, the term “unrelated director” has the meaning given to it in TSX Guideline No. 2 — a director who is independent of management and is free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. As well, the term “related director” is used to describe a director who is not an unrelated director.

The Board

      The Board has explicitly assumed responsibility for the stewardship of the Corporation and discharges its responsibilities either directly or through its committees. In addition to fulfilling its statutory requirements the Board oversees and reviews: (i) the strategic and operating plans and financial budgets;1 (ii) the principal risks and the adequacy of systems and procedures to manage these risks;2 (iii) management development, succession planning and compensation and benefit policies;3 (iv) major acquisitions, strategic investments and alliances and business development initiatives; (v) the Corporation’s communications policies;4 (vi) the Corporation’s corporate governance practices;5 and (vii) the integrity of the Corporation’s internal control and management information systems.6

      The frequency of Board meetings as well as the nature of agenda items may change depending on developments in the Corporation’s affairs.

      The Board has examined its current size and make-up to consider whether it promotes effectiveness.7 In fiscal 2002 there were thirteen members on the Board, nine of whom the Board believes to be unrelated directors. Accordingly, the Board is constituted with a majority of individuals who qualify as unrelated directors. In deciding whether a particular director is a related director or an unrelated director, the Board examined the factual circumstances of each director’s relationship to management and the Corporation and considered them in the context of many factors.

      The Corporation is indirectly controlled by Mr. JR Shaw8 who has the right to exercise a majority of the votes for the election of all the members of the Board and is the “significant shareholder” of the Corporation.

      The Board believes that eight of the nine unrelated directors are independent directors who are free from any interests in or relationships with the significant shareholder or any of its affiliates.9

[1]	TSX Guideline No.1(a)

[2]	TSX Guideline No. 1(b)

[3]	TSX Guidelines No. 1(c) and No. 8

[4]	TSX Guideline No. 1(d)

[5]	TSX Guidelines No. 5 and No. 10

[6]	TSX Guideline No. 1(e)

[7]	TSX Guideline No. 7

[8]	Mr. Shaw owns and exercises control and direction over, directly or indirectly through his ownership of various holding companies and through a voting trust agreement, an aggregate of approximately 81% of the issued Class A voting shares, and approximately 3% of the issued Class B non-voting shares of the Corporation.

[9]	TSX Guidelines No. 1 and No. 3.

      The Board considers that the current composition of the Board is appropriate in light of the structure and ownership of the Corporation’s share capital and that the eight directors who are not related to either the Corporation or the significant shareholder ensure that the views of shareholders other than the significant shareholder are brought to and considered by the Board.10

      The Corporation has separated the roles of the Chair of the Board and the Chief Executive Officer, through the appointment of Ms. H. Shaw as Executive Chair of the Board and Mr. Cassaday as President and Chief Executive Officer.

      It is the responsibility of the Chair of the Board to ensure the effective operation of the Board in fulfilling its mandate. The Chair discusses directly with each chair of the committees the mandate and functioning of the committees and reviews any recommendations from the committees regarding their effectiveness with the Corporate Governance Committee.

Board Committees

      The Board has four committees: the Audit Committee, the Human Resources Committee, the Executive Committee and the Corporate Governance Committee. From time to time, special purpose committees of the Board may be appointed to deal with particular matters.

Audit Committee11

      The Audit Committee is composed only of outside directors, all of whom are unrelated directors.12 The committee’s responsibilities include receiving and approving the Corporation’s quarterly consolidated financial statements, financial reporting procedures, internal audit plan, the adequacy of internal controls and information systems, the external audit plan and the terms of engagement and fees of the external auditors and the performance of the Corporation’s external auditors. The committee also has the responsibility to review, and to recommend for approval, the annual consolidated financial statements prior to their approval by the full Board.

Human Resources Committee13

      The Human Resources Committee is composed of a majority of outside and unrelated directors.14 The committee approves the compensation of senior executives and reviews and recommends to the Board for approval the Corporation’s executive compensation policies. The committee also reviews the design and competitiveness of the Corporation’s compensation and benefit programmes and the Corporation’s management development and succession planning for its senior executives.

Executive Committee15

      The Executive Committee is composed of two outside and unrelated directors and two related directors.16 Subject to the Corporation’s articles, the Executive Committee has been delegated all of the powers that may be delegated to an Executive Committee under the Corporation’s governing statute, being the Canada Business Corporations Act.

Corporate Governance Committee17

      The Corporate Governance Committee is composed only of outside directors, all of whom are unrelated directors.18 It is responsible for developing the approach of the Corporation to matters of corporate governance,

[10]	TSX Guideline No. 7.

[11]	The Audit Committee’s members in Fiscal 2001 were Mr. T. Royer, who is Chair, Ms. Leaney and Mr. Jensen.

[12]	TSX Guideline No. 9 and No. 13.

[13]	The Human Resources Committee’s members in Fiscal 2001 were Mr. Erker, who is Chair, Ms. Roozen and Ms. H. Shaw.

[14]	TSX Guideline No. 9.

[15]	The Executive Committee’s members in Fiscal 2002 were Ms. H. Shaw who is Chair, Mr. Erker, Mr. Royer and Mr. Cassaday.

[16]	TSX Guideline No. 9.

[17]	The Corporate Governance Committee’s members in Fiscal 2002 were Ms. Dorothy Zolf McDonald who is Chair, Mr. Forster, and Ms. J. Shaw.

[18]	TSX Guideline No. 9.

including the mandate, size and composition of the board and its committees and assessing the effectiveness of the Board, its members and committees.19 The committee is also responsible for reporting to the Board with respect to the adequacy and form of the compensation of directors, appropriate nominees for election to the Board and ensuring new directors receive appropriate orientation materials.20 The committee recognizes the desirability of directors being able to consult outside professional advisors and has developed a process to facilitate obtaining such advice at the expense of the Corporation in appropriate circumstances.21

Investor Feedback

      The Corporation maintains frequent contact with Investors, which the Board believes is important and highly effective. Every investor inquiry receives a prompt response from the Corporation.

Board’s Expectations of Management

      The quality and completeness of information which management provides to the Board is critical to the proper functioning of the Board. The Chair of the Board and the committees monitor the nature of the information requested of and provided by management to the Board so that the Board is able to determine if it can be more effective in identifying problems and opportunities for the Corporation.

      The Chief Executive Officer has provided a detailed job description for the office of the Chief Executive which specifically outlines the responsibilities. This job description and objectives for the current year have been approved by the Human Resources Committee.

[19]	TSX Guidelines No. 4 and No. 12.

[20]	TSX Guideline No. 6.

[21]	TSX Guideline No. 14.